Exhibit 12.1

Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the three months ended March 31,		For the years ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Earnings before fixed charges:
Add:
Income from continuing operations	$(5,895)	$9,415	$40,799	$57,604	$75,832	$47,643	$19,462
Minority interest attributable to continuing operations	(662)	327	1,331	2,472	9,294	9,375	7,760
Fixed charges - per below	45,069	20,221	86,636	61,894	69,476	76,950	83,627
Less:
Capitalized interest	(2,545)	(1,772)	(9,603)	(3,030)	(1,503)	(2,949)	(5,178)
Preferred Distributions of consolidated subsidiaries	—	—	—	(832)	(7,069)	(7,069)	(7,069)

Earnings before fixed charges	$35,967	$28,191	$119,163	$118,108	$146,030	$123,950	$98,602

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$40,967	$17,797	$74,363	$55,061	$57,835	$63,522	$67,496
Capitalized interest	2,545	1,772	9,603	3,030	1,503	2,949	5,178
Proportionate share of interest for unconsolidated real estate ventures	1,557	652	2,670	2,971	3,069	3,410	3,884
Distributions to preferred unitholders in Operating Partnership	—	—	—	832	7,069	7,069	7,069

Total Fixed Charges	45,069	20,221	86,636	61,894	69,476	76,950	83,627

Income allocated to preferred shareholders	1,998	1,998	7,992	9,720	11,906	11,906	11,906

Total Preferred Distributions	1,998	1,998	7,992	9,720	11,906	11,906	11,906

Total combined fixed charges and preferred distributions	$47,067	$22,219	$94,628	$71,614	$81,382	$88,856	$95,533

Ratio of earnings to combined fixed charges and preferred distributions	0.76	1.27	1.26	1.65	1.79	1.39	1.03